Exhibit 99.2

PROXY

DARKIRIS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 13, 2026 (HONG KONG TIME) OR FEBRUARY 12, 2026 (EASTERN TIME)

THE BOARD RECOMMENDS A VOTE FOR ALL 7 PROPOSALS.

1.	As a resolution of members, to approve that Hong Zhifang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect

___FOR	___ AGAINST	___ ABSTAIN

2.	As a resolution of members, to approve that Hong Yuanfang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

___FOR	___ AGAINST	___ ABSTAIN

3.	As a resolution of members, to approve that Ng Chee Jiong be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

___FOR	___ AGAINST	___ ABSTAIN

4.	As a resolution of members, to approve that Law Chee Hui be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

___FOR	___ AGAINST	___ ABSTAIN

5.	As a resolution of members, to approve that Li Feng Lin be re-appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

___FOR	___ AGAINST	___ ABSTAIN

6.	As a resolution of members, to approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ending September 30, 2025 be ratified, confirmed and adopted.

___FOR	___ AGAINST	___ ABSTAIN

7.	As a resolution of members, to approve that

A. (i) a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion at any one time or multiple times during a period of up to three (3) years after the conclusion of the Annual Meeting, in each case, at such consolidation ratio and effective time as the Board of Directors may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

(ii) no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors, in its sole discretion.

___FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of DarkIris Inc..

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

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Signature of Joint Shareholder

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Dated: